EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(dollar amounts in thousands)	2007	2006	2005	2004	2003
Income from continuing operations	$67,219	$73,044	$37,913	$32,335	$37,997
Interest Expense	82,752	80,199	76,553	66,826	59,425
Minority interest convertible into common shares	1,857	1,976	2,040	1,915	2,216

Earnings available to cover fixed charges	$151,828	$155,219	$116,506	$101,076	$99,638

Fixed charges:
Interest	$82,752	$80,199	$76,553	$66,826	$59,425
Capitalized interest	24,097	15,794	11,343	6,163	9,117

Fixed charges:	$106,849	$95,993	$87,896	$72,989	$68,542

Preferred stock dividends	16,122	17,873	17,873	12,114	10,629

Fixed charges and preferred stock dividends	$122,971	$113,866	$105,769	$85,103	$79,171

Earnings available to cover fixed charges	$151,828	$155,219	$116,506	$101,076	$99,638
Divided by fixed charges	$106,849	$95,993	$87,896	$72,989	$68,542

Ratio of earnings to fixed charges	1.4	1.6	1.3	1.4	1.5

Earnings available to cover fixed charges	$151,828	$155,219	$116,506	$101,076	$99,638
Divided by fixed charges and preferred stock dividends	$122,971	$113,866	$105,769	$85,103	$79,171

Ratio of earnings to fixed charges and preferred stock	1.2	1.4	1.1	1.2	1.3